Exhibit 99.2

NICE to Feature New Security Solution and Enhancements to its
Portfolio at ISC West 2013

Ra’anana, Israel, April 5, 2013 – NICE Systems (NASDAQ: NICE) today announced that it will feature enhancements to its integrated product portfolio, which address security, safety, and operational risks, at its booth (#24087) at ISC West 2013. It will also demonstrate its new cost-effective security management solution, Situator Express. The conference takes place at the Sands Convention Center in Las Vegas, April 10-12.

“We’re excited to return to ISC West, where NICE will showcase its exciting new solution and enhancements to our robust security portfolio,” said Eric Hines, Vice President of the NICE Security Group. “I’m particularly proud to have the opportunity to introduce attendees to Situator Express. There is already a lot of interest in this solution, and we look forward to having engaging conversations about how organizations can transform video surveillance into a complete security management solution and focus on their core security challenges.”

NICE will present the following solutions and sessions at the event:

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Situator Express – This easy to deploy, cost-effective solution for security situation management adds an advanced layer of management to the NiceVision IP video surveillance system. The open solution provides a unified, holistic operating picture for security management by fusing NiceVision Net video with data from other security systems, including CCTV, access control, intrusion, and fire detection.

•
NICE Situator – A live demo of NICE’s global leading situation management solution, Situator, will be presented at the booth, featuring the latest enhancements and capabilities that are empowering airports, public transport, financial institutions, critical facilities, and safe cities to secure people and leverage their most important business assets.

•
NiceVision Net – NICE will showcase the latest version of this solution, which features an enhanced Web application that allows users to easily share and export video to removable media and play back multiple video channels at the same time.

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NICE Inform – This leading multimedia incident information management solution complements the NICE security portfolio by helping security operations consolidate multimedia information to get a complete incident picture for investigations, debriefing, and training.

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Educational sessions – On April 9, at 1:30 p.m., Dr. Bob Banerjee, Director of Training and Sales, NICE Security, will moderate a panel on “Transforming Your Security Command Post into a Strategic Information Nerve Center.” In this panel, security visionaries from a cross-section of industries will explain how to break down the walls between security information silos to transform the security command post into a strategic information nerve center. Dr. Banerjee will also conduct an interactive, hands on PSA®-TEC workshop at 9 a.m. that day.

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.www.nice.com.

NICE will be hosting its global customer conference, Interactions 2013, on April 22-25 in Orlando. The event will bring together over 1,500 customers and industry leaders to network, share best practices, and learn about exciting new solutions. http://www.interactions2013.com/

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.